
02003467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abraham & Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 47th Street Ct. NW
(No. and Street)

Gig Harbor, WA 98335
(City) (State) (Zip Code)

RECEIVED MAR 04 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kye A. Abraham (253) 851-7486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HJ & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

50 South Main Street, Ste. 1450 Salt Lake City, UT 84144
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, Kye A. Abraham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abraham & Co., Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Nanette K. Abraham
Notary Public 3/25/02

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAHAM & CO., INC.

FINANCIAL STATEMENT

December 31, 2001

CONTENTS



McGLADREY **NETWORK**
An Independently Owned Member
Worldwide Services
Through RSM International



HJ & ASSOCIATES, L.L.C

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

American Institute of Certified Public Accountants

Utah Association of Certified Public Accountants

SEC Practice Section
Private Companies Practice Section

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Abraham & Co., Inc.
Gig Harbor, Washington

We have audited the accompanying statement of financial condition of Abraham & Co., Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abraham & Co., Inc. as of December 31, 2001, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
January 29, 2002

50 South Main Street, Suite 1450 • Salt Lake City, Utah 84144 • Telephone (801) 328-4408 • Facsimile (801) 328-4461

ABRAHAM & CO., INC.
Statement of Financial Condition

ASSETS

	December 31, 2001
CURRENT ASSETS	
Cash	$ 753
Cash deposit with clearing organization	10,012
Receivable from clearing organization, net	3,270
Accounts receivable - related party	1,283
Marketable securities, at fair value	6,550
Equipment and software at cost, net of accumulated depreciation of $5,582	797
Total Current Assets	$ 22,665

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable, accrued expenses, and other liabilities	$ 1,183
Accounts payable - related party	1,500
Income taxes payable	401
Total Current Liabilities	3,084
CONTINGENCIES (Note 7)	
STOCKHOLDERS' EQUITY	
Common stock, $1.00 par value, authorized 20,000 shares, issued 12,800 shares	12,800
Additional paid-in capital	19,091
Accumulated deficit	(12,310)
Total Stockholders' Equity	19,581
TOTAL CURRENT LIABILITIES AND STOCKHOLDERS' EQUITY	$ 22,665

The accompanying note are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Income

	For the Year Ended December 31, 2001
REVENUES	
Commissions	$ 20,648
Other income	9,000
Gain on sales of securities	1,533
Interest	412
	31,593
EXPENSES	
Employee compensation	13,421
Communications and data services	1,080
Legal and professional services	12,900
Depreciation	526
Interest	219
Occupancy	1,266
Taxes, fees and licenses	3,147
Other expenses	9,806
Unrealized loss on valuation of trading securities	1,428
Total Expenses	43,793
LOSS BEFORE INCOME TAXES	(12,200)
PROVISION FOR INCOME TAXES	401
NET LOSS	$ (12,601)
BASIC LOSS PER SHARE	$ (0.98)

The accompanying note are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit
Balance at January 1, 2001	12,800	$ 12,800	$ 3,545	$ 291
Received capital contribution from sole stockholder, on April 17, 2001			2,125	
Received capital contribution from sole stockholder, on December 31, 2001			13,421	
Net loss for year ended December 31, 2001	-	-	-	(12,601)
Balance at December 31, 2001	12,800	$ 12,800	$ 19,091	$ (12,310)

The accompanying note are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Cash Flows

		For the Year Ended December 31, 2001
CASH FLOWS FORM OPERATING ACTIVITIES		
Net (loss)	$	(12,601)
Adjustments to reconcile net loss to net cash used Provided by operating activities:		
Depreciation expense		526
Services contributed by stockholder		13,421
Realized gain on sales of securities		(1,533)
Unrealized loss on valuation of securities		1,428
Changes in operating assets and liabilities:		
Decrease in deposit with clearing organization		603
(Increase) in net receivable from clearing organization		(1,147)
(Increase) in accounts receivable - related party		(1,283)
Decrease in income tax refund receivable		228
(Decrease) in accounts payable, accrued expenses and other liabilities		(3,152)
Increase in accounts payable - related party		1,500
Net Cash Used by Operating Activities		(2,010)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of securities		5,972
Purchase of equipment and software		(586)
Purchase of securities		(6,992)
Net Cash Used by Investing Activities		(1,606)
CASH FLOWS FROM FINANCING ACTIVITIES		-
DECREASE IN CASH		(3,616)
CASH, BEGINNING OF YEAR		4,369
CASH, END OF YEAR	$	753
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
CASH PAID FOR:		
Interest	$	219
Income taxes	$	-
NON CASH FINANCING AND INVESTING ACTIVITIES		
Services contributed by stockholder	$	13,421
Contribution of marketable securities	$	2,125

The accompanying note are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Abraham & Co., Inc., a Washington corporation, is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934. The Company engaged in the general retail securities business. It also provides management and administrative services to a related entity. The Company's source of customers is through its sole employee who is also the Company's sole stockholder. The Company has one office located in Gig Harbor, Washington.

All securities transactions, with the exception of concessions transactions, are cleared through another broker/dealer on a fully disclosed basis. The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Income and Expense Recognition

The Company records income and expense on the accrual basis. Commission revenue and expense, net of clearing fees, are reflected in these financial statements on a trade date basis.

Securities Transactions

The Company has classified all marketable securities as trading securities pursuant to SFAS No. 115 "*Accounting For Certain Investments In Debt And Equity Securities*". As such, all securities are carries at fair market value. Gains or losses are determined using first in first out valuations. During the year ended December 31, 2001, the Company recorded realized gains of $1,533 from the sale of securities and recorded unrealized losses of $1,428.

Federal Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires as asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future.

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three years.

Receivable from Clearing Organization, Net

Amounts receivable from the Company's clearing organization consist of the net amounts receivable for commissions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The income tax liability for 2001 relates to current loss, adjusted for nondeductible items. The Company had no material deferred tax assets or liabilities at December 31, 2001.

NOTE 3 - BASIC LOSS PER SHARE

Basic loss per share of common stock were computed by dividing the net loss by the weighted average number of common shares outstanding for the year. Diluted loss per share is not presented because the Company has not issued any dilutive potential common shares. The weighted average number of common shares outstanding for the year ended December 31, 2001, was 12,800.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $16,507, which was $11,507 in excess of its required net capital of $5,000, and had a net capital ratio of 0.19 to 1.

NOTE 5 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 6 - RELATED PARTY TRANSACTIONS

On April 17, 2001, the Company's sole stockholder contributed 12,500 shares of CBQ, Inc., common stock valued at $2,125.

On July 25, 2001, the Company sold 300 warrants for the purchase of common shares of The NASDAQ Stock Market, Inc., for $3,300, which was also the recorded cost of warrants. As a result, and in accordance with the provisions of FASB Statement No. 40, *Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, the transaction was treated as a sale of securities and no gain or loss was recognized by the Company.

The sole shareholder of the Company has a 23 percent ownership interest in and is president of another corporation. During the year ended December 31, 2001, the Company earned $9,000 in fees for services provided to this corporation.

The Company uses office space and an automobile owned by the sole shareholder and paid approximately $1,266 and $4,500 toward these costs during the year ended December 31, 2001, respectively.

During the year ended December 31, 2001, the Company incurred $13,421 in commissions expense to its sole stockholder and employee. All of this amount was contributed back to the Company as additional paid-in capital.

NOTE 7 - CONTINGENCIES

The Company has been named in a cross-complaint brought by the Allens and Allen Wireless Group, Inc. entitled Northern Arizona Group SMR, etc. v. Dr. David Allen, et al. The matter is in its early stages. The Company does not believe that this matter will result in a negative outcome.

ABRAHAM & CO., INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF NET CAPITAL	
Total stockholders' equity	$ 19,581
Non-allowable assets:	
Fixed assets net of accumulated depreciation	(797)
Deposit with clearing organization in excess of required amount	(12)
Accounts receivable - related party	(1,283)
Haircuts on securities	(982)
Net Capital	$ 16,507
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 1,584
Accounts payable - related party	1,500
Aggregate Indebtedness	$ 3,084
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 206
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess or required minimum	$ 11,507
Excess net capital at 10.00% (net cap less 10% of aggregate indebtedness)	$ 11,199
Ratio: Aggregate indebtedness to net capital	0.19 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's Part II FOCUS report	$ 18,193
Net audit adjustments to accounts payable and accrued expenses	(1,674)
Deposit with clearing organization in excess of required amount	(12)
Net Capital Per Above	$ 16,507

ABRAHAM & CO., INC.
Schedule II
Compuation under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.


McGLADREY NETWORK
An Independently Owned Member
Worldwide Services
Through RSM International


HJ & ASSOCIATES, L.L.C

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

American Institute of
Certified Public
Accountants

Utah Association of
Certified Public
Accountants

SEC Practice Section
Private Companies
Practice Section

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Board of Directors
Abraham & Co., Inc.
Gig Harbor, Washington

In planning and performing our audit of the financial statements of Abraham & Co., Inc. for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded property to permit preparation of financial statements in conformity with generally accepted

50 South Main Street, Suite 1450 • Salt Lake City, Utah 84144 • Telephone (801) 328-4408 • Facsimile (801) 328-4461

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Abraham & Co., Inc. for the year ended December 31, 2001.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

The report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange act of 1934, and should not be used for any other purpose.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
January 29, 2002